MICHAEL J. CHOATE
Direct: 312-836-4066
Facsimile: 312-275-7554
E-mail: mchoate@shefskylaw.com

IN REFERENCE TO:
029306-01

May 29, 2009

VIA FEDERAL EXPRESS

Ms. Stacie Gorman

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Inland Diversified Real Estate Trust, Inc.
Registration No. 333-153356

Dear Ms. Gorman:

On behalf of our client, Inland Diversified Real Estate Trust, Inc. (the “Company”), please find enclosed a complete copy of Amendment No. 3 to the Company’s registration statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR on May 29, 2009.  The Amendment includes revisions made in response to the comment letter from the staff of the Division of Corporation Finance of the SEC (the “Staff”) to Robert H. Baum, Executive Vice President and General Counsel of The Inland Real Estate Group, Inc., dated May 1, 2009.  A marked version of the Amendment, reflecting these revisions, also is enclosed for your convenience.

This letter provides responses to the Staff’s comment letter, and the headings and paragraph numbers below correspond to the headings and paragraph numbers in that letter.  For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

General

1.                                      We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.

RESPONSE:

Although the Company has disclosed in the Amendment that it may invest the proceeds of its initial public offering in a relatively wide variety of real estate-related assets, it is mindful of the registration requirements for certain types of issuers under the Investment Company Act of 1940 (the “‘40 Act”) and does not believe that it will fall within the definition of “investment company” in Section 3(a) of the ‘40 Act.  The Company will be primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate, primarily fee interests in real estate, and will hold itself out as such.  The Company also intends to monitor its investments to ensure that the value of its “investment securities” (as that term is defined in Section 3(a)(2) of the ‘40 Act) do not exceed 40 percent of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.  In case the Company ever would inadvertently fall within one of these definitions, it also intends to meet the requirements of the exception to the definition of “investment company” provided by Section 3(c)(5)(C) of the ‘40 Act.

Section 3(c)(5)(C) provides in relevant part:

c.                                       Notwithstanding subsection (a) [of section 3 of the ‘40 Act], none of the following persons is an investment company within the meaning of this title:

*                                         *                                         *

5.                                       Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: … (C) purchasing or otherwise acquiring mortgages and other liens on and interest in real estate. [emphasis added].

Importantly, the Company’s charter prohibits it from issuing redeemable securities, and the Company has no intention of issuing face-amount certificates of the installment type or periodic payment plan certificates (as those terms are defined in Sections 2(a)(15) and 2(a)(27) of the ‘40 Act, respectively).  The shares of common stock that the Company proposes to offer and issue, once its registration statement on Form S-11 has been declared effective, will not fall within the definition of any of these three types of securities.

The Company’s business model is consistent with those situations in which the SEC staff has granted favorable no-action relief under Section 3(c)(5)(C) when at least 55 percent of an issuer’s assets consist of mortgages and other liens on or interests in real estate, and the remaining 45 percent of its assets consist primarily of real-estate-related investments.  The Company further understands that the SEC staff has interpreted the test that at least 45 percent of a Company’s assets consist “primarily of real estate related investments” to mean that up to 20 percent of the Company’s assets can be in investments that are entirely unrelated to real estate, such as technology stocks, U.S. government securities, commercial paper, etc. See, e.g., Margaret A. Bancroft, Avoiding Classification as an Investment Company: Exemptions and Exclusions for Business Corporations, 65-2nd C.P.S. (BNA) citing NAB Asset Corp., SEC No-Action Letter (pub. avail. June 20, 1991); Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990); La Quinta Motor Inns, Inc., SEC No-Action Letter (pub. avail. Jan. 4, 1989); United Bankers, Inc., SEC No-Action Letter (pub. avail. Mar. 23, 1988).

Currently, the Company does not have any operations.  If the Company temporarily fails to meet the 3(c)(5)(C) requirements while it is seeking or otherwise considering potential investment opportunities, the Company may rely on the SEC staff’s position that an issuer may continue to rely upon Section 3(c)(5)(C) if it temporarily does not satisfy the 55/25 percent test discussed above if (1) its failure to satisfy that test results from receiving additional cash from an offering of its securities and (2) it intends to use the cash to purchase additional qualifying interests as soon as possible but in any case generally within one year.  See, e.g., Robert H. Rosenblum, Investment Company Determination under the 1940 Act:  Exemptions and Exceptions at p. 415 (2003) citing Medidentic Mortgage Investors, SEC No-Action Letter (May 23,1984).  The Company understands that the SEC staff has permitted any such additional cash to be invested temporarily in government securities, certificates of deposit, or other appropriate short-term, highly liquid securities. Id.

Although the Company might invest 80 percent of its assets directly in real property owned through wholly owned subsidiaries, the Company might instead choose to invest the proceeds of its offering in a more diverse real estate asset base, which as described in the “Business and Policies” section of the Amendment, could include, among other things, investments in debt secured by real estate or in joint ventures that own real estate.  To ensure that the Company does not inadvertently fail to meet the requirements outlined above for the exception in Section 3(c)(5)(C) if it invests in assets other than real property owned directly by a wholly owned subsidiary, the Company intends to monitor its investments on an ongoing basis and comply with the SEC staff’s guidance in this area.  For example, the Company understands that the staff has indicated in granting no action relief to other issuers that it would regard the following assets as part of the 55 percent qualifying assets for purposes of Section 3(c)(5)(C):  (a) fee simple interests in real property, (b) condominium and cooperative housing loans, (c)

installment land contracts, (d) leasehold interests in real property, (e) loans fully secured (in other words, secured loans with a loan-to-value ratio equal to or less than 100 percent) by a mortgage or deed of trust on real estate, (f) loans fully secured by interests in oil and gas properties, (g) whole pool certificates that (1) represent the entire ownership interest in a particular pool of mortgages and (2) are issued or guaranteed by the Federal National Mortgage Association, the Government National Mortgage Association, or the Federal Home Loan Mortgage Corporation, (h) privately issued mortgage-backed securities that are whole pool securities representing the entire ownership interest in a particular pool of mortgage loans that provide the holder with a right to foreclose on the underlying real estate and (i) industrial development bonds fully secured by mortgage loans.  The Company also notes that the staff has granted no-action relief permitting partial pool agency certificates or residual interests in a pool of mortgage loans or agency certificates to be classified as part of the 25 percent real estate-related assets for purposes of Section 3(c)(5)(C).  As noted above, the Company understands and acknowledges that in order to comply with 3(c)(5)(C) the Company’s assets in the non-real estate-related category cannot exceed 20 percent of its total assets.  In sum, depending on the then-proposed mix of assets at any given point in time, the Company intends to rely on relevant SEC guidance as necessary to assure itself that it is not operating as an “investment company.”  See, e.g., Two-Tier Real Estate Companies, 1940 Act Release No. 8456 (Aug. 9, 1974), reprinted in 5 Fed. Sec. L. Rep. (CCH) ¶ 47,357 (setting forth the facts and circumstances under which a parent limited partnership will not be deemed an investment company when the parent is a two-tier real estate company by virtue of its investments in subsidiary limited partnerships that invest in real estate).

Cover Page

2.                                      We note that your cover page now exceeds one page in length. Please revise to comply with Item 501(b) of Regulation S-K.

RESPONSE:

The cover page of the unmarked version of the prospectus is limited to one page in length, in compliance with Item 501(b) of Regulation S-K.

Compensation Paid to Affiliates of IREIC, page 7

3.                                      In the first paragraph, please add a cross-reference to the more detailed disclosure regarding management compensation, starting on page 59.

RESPONSE:

The Company has revised the section of its prospectus captioned “Prospectus Summary — Compensation Paid to Affiliates of IREIC” to include a reference to the section captioned “Compensation Table.”  The enclosed marked copy of the Amendment reflects this change.

Risk Factors, page 24

4.                                      We note that you have removed risk factors relating to foreign investments. However, your disclosure indicates that you still intend to invest in Canada. Please revise to address risks associated with investments in Canada.

RESPONSE:

The Company has revised the section of its prospectus captioned “Risk Factors — Risks Related to Our Business” to add a risk factor captioned “Your investment may be subject to additional risks if we make investments in Canada.”  The enclosed marked copy of the Amendment reflects this change.

5.                                      We note that you have removed risk factors relating to investments in CDOs. However, your disclosure indicates that you still intend to invest in CDOs. Please advise or revise.

RESPONSE:

The Company does not intend to invest in collateralized debt obligations, or CDOs, and has removed all references to these investments from the prospectus.  The enclosed marked copy of the Amendment reflects this change.

Compensation Table, page 59

6.                                      Please revise to disclose the acquisition expenses and fees assuming the maximum of 6% is paid. Please include amounts that reflect the maximum payable assuming that you utilize maximum leverage.  Refer to Item 4.B of Industry Guide 5. Additionally, we note that your current intention is to pay a 2.5% acquisition fee. Please add disclosure regarding the maximum amount payable, assuming you obtain a controlling interest in each acquisition and assuming that you utilize maximum leverage. Please make similar revisions to your disclosure regarding your Use of Proceeds on pages 16 and 75.

RESPONSE:

The Company has revised the sections of the prospectus captioned “Estimated Use of Proceeds” and “Compensation Table” to disclose the maximum amount of acquisition expenses that it may reimburse, assuming that it sells the maximum number of shares in its “best efforts” offering and that it reimburses the maximum amount of expenses permitted under its charter, up to the 6 percent limit.  The Company has included calculations both to reflect the use of aggregate borrowings equal to 55 percent of the fair value of the Company’s assets, and to reflect the use of no leverage.  The Company has determined that it will not pay acquisition fees in connection with this offering, and has removed all references to these acquisition fees.  The enclosed marked copy of the Amendment reflects these changes.

Federal Income Tax Considerations, page 178

Opinion of Counsel, page 179

7.                                      We note your disclosure on page 179 that prior to this offering you expect that Shefsky and Froelich Ltd. will render an opinion to you regarding the company’s qualification and taxation as a REIT. Please confirm that the company will file this tax opinion as an exhibit prior to effectiveness of the registration statement and revise this section to reflect the tax opinion.

RESPONSE:

The Company hereby confirms that, prior to the effective date of its registration statement, it will file a final, executed copy of the opinion of Shefsky & Froelich Ltd. as an exhibit to its registration statement and that it will revise the section of its prospectus captioned “Federal Income Tax Considerations” to reflect that this opinion has been issued.

Table I, page A-2

8.                                      Please revise the table to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included.

RESPONSE:

The Company has revised Table I to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering.  The enclosed marked copy of the Amendment reflects these changes.

Table IV,  page A-14

9.                                      We note that you have not included a reference to footnote D in the table. We also note that you refer to Footnote E under the column for Inland Retail Real Estate Trust, Inc. It is not clear that Footnote E is relevant to Inland Retail in this table. Please advise or revise.

RESPONSE:

The Company has revised Table IV to correct the footnote references.  The Company notes that the reference to footnote (D) is set forth in the line item “Source (GAAP basis),” which is the third row from the bottom of this table.   The enclosed marked copy of the Amendment reflects these changes.

Table VI,  page VI-2

10.                               We note that you refer to footnote D for Inland Retail. It appears that the correct reference would be to footnote E. Please advise or revise

RESPONSE:

The Company has revised Table VI to correct the footnote references.  The enclosed marked copy of the Amendment reflects these changes.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

Enclosures

cc:	Robert H. Baum, Esq.
Roberta S. Matlin
Cathleen M. Hrtanek, Esq.
Kristin A. Klaczek, Esq.